Exhibit 99.1

TuanChe Has Regained Compliance with Nasdaq's Minimum Bid Price Requirement

BEIJING, Feb. 12, 2024 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced that it has received a notification letter (the "Compliance Notice") from the Listing Qualifications Department of the Nasdaq Stock Market Inc. ("Nasdaq") dated February 9, 2024, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement").

As previously announced, TuanChe received a notification letter (the "Deficiency Notice") from the Nasdaq dated February 17, 2023 indicating that the closing bid price for the Company's American depositary shares (the "ADSs") was below the minimum bid price of $1.00 required for continued listing under the Nasdaq Listing Rule 5550(a)(2) for 30 consecutive business days. According to the Deficiency Notice, if at any time during the 180-day compliance period, the closing bid price of the Company's ADSs is at least $1.00 for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. According to the Compliance Notice, the closing bid price of the Company's ADSs has been at $1.00 per ADS or greater for 10 consecutive business days from January 26 through February 8, 2024. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

Piacente Financial Communications
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com